Exhibit (n)

KPMG LLP Aon Center Suite 5500 200 E. Randolph Street Chicago, IL 60601-6436

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated December 12, 2025, with respect to the consolidated financial statements of Powerlaw Corp. as of September 30, 2025, included herein, and to the references to our Firm under the headings “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Auditors” in the Statement of Additional information.

Chicago, Illinois

February 9, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.